                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                               VIDEO UPDATE, INC.
                               ------------------
                                (Name of Issuer)


  CLASS A COMMON STOCK, $.01 PAR VALUE/CLASS B COMMON STOCK, $.01 PAR VALUE**
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                       926 57 V-10-4/NO # HAS BEEN ISSUED
                       ----------------------------------
                                 (CUSIP Numbers)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


** There are 5 stockholders holding an aggregate of 2,000,000 shares and the Company's counsel acts as transfer agent for the Class B shares. The Class B Common Stock has five votes per share and the Class A Common Stock has one vote per share on all matters upon which stockholders may vote.

                                Page 1 of 5 pages
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CUSIP NOS. 926 57 V-10-4/ NONE ISSUED   13G           PAGE    2    OF      5
                                                             ---          ---

------- ------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION Nos. OF ABOVE PERSON (Entities Only)

        John M. Bedard

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE Instructions)

                                                                        (a) |_|

                                                                        (b) |_|
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
------------------ ------ ------------------------------------------------------
                   5      SOLE VOTING POWER
    NUMBER OF
                          315,000 Class A/878,117 Class B (includes 39,515
                          shares of Class B Common Stock held in a voting trust
     SHARES               for Mr. Bedard's Mother and 165,000 shares of Class A
                          Common Stock that Mr. Bedard has a right to acquire
                          pursuant to the exercise of stock options, such right
                          vesting one-third annually commencing in October,
                          1997)
                   ------ ------------------------------------------------------
  BENEFICIALLY     6      SHARED VOTING POWER

    OWNED BY              0

      EACH
                   ------ ------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER
    REPORTING
                          315,000 Class A/878,117 Class B (includes 39,515
                          shares of Class B Common Stock held in a voting trust
                          for Mr. Bedard's Mother and 165,000 shares of Class A
     PERSON               Common Stock that Mr. Bedard has a right to acquire
                          pursuant to the exercise of stock options, such right
                          vesting one-third annually commencing in October,
                          1997)
                   ------ ------------------------------------------------------
      WITH         8      SHARED DISPOSITIVE POWER

                          0
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        315,000 shares of Class A Common Stock/878,117 shares of Class B Common Stock (includes 39,515 shares of Class B Common Stock held in a voting trust for Mr. Bedard's Mother and 165,000 shares of Class A Common Stock that Mr. Bedard has a right to acquire pursuant to the exercise of stock options, such right vesting one-third annually commencing in October,
        1997)
------- ------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (SEE Instructions)

------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.7% of Class A/43.9% of Class B (16.6% ownership with weighted voting rights, Class B has five votes for each share and Class A has one vote for each share)
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE Instructions)

        IN
------- ------------------------------------------------------------------------

                                Page 2 of 5 pages
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         Item 1(a)         NAME OF ISSUER:
                           ---------------

                           VIDEO UPDATE, INC.

         Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
                           --------------------------------------

                           3100 WORLD TRADE CENTER
                           30 EAST SEVENTH STREET
                           ST. PAUL, MINNESOTA  55101

         Item 2(a)         NAME OF PERSON FILING:
                           ----------------------

                           JOHN M. BEDARD

         Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
                           RESIDENCE:
                           -------------------------------------------------

                           3100 WORLD TRADE CENTER
                           30 EAST SEVENTH STREET
                           ST. PAUL, MINNESOTA  55101

         Item 2(c)         CITIZENSHIP:
                           ------------

                           UNITED STATES OF AMERICA

         Item 2(d)         TITLE OF CLASS OF SECURITIES:
                           -----------------------------

                           CLASS A COMMON STOCK/CLASS B COMMON STOCK

         Item 2(e)         CUSIP NUMBERS:
                           --------------

                           926 57 V-10-4/NONE ISSUED

         Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
                           -----------------------------------------------

                           NOT APPLICABLE

         Item 4            OWNERSHIP:

                           (a) Amount Beneficially Owned: 315,000 SHARES OF CLASS A COMMON STOCK/878,117 SHARES OF CLASS B COMMON STOCK (INCLUDES AN AGGREGATE OF 39,515 SHARES OF CLASS B COMMON STOCK HELD IN A VOTING TRUST FOR MR. BEDARD'S MOTHER). THE SHARES DISCLOSED AS BENEFICIALLY OWNED INCLUDE 165,000 SHARES OF CLASS A COMMON STOCK THAT MR. BEDARD HAS THE RIGHT TO ACQUIRE PURSUANT TO THE


                                Page 3 of 5 pages
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                           EXERCISE OF OPTIONS GRANTED TO MR. BEDARD UNDER THE
                           VIDEO UPDATE 1996 STOCK OPTION PLAN. THE OPTIONS GRANTED TO MR. BEDARD VEST ONE-THIRD ANNUALLY, SUCH THAT MR. BEDARD HAS THE RIGHT TO ACQUIRE 55,000 SHARES OF CLASS A COMMON STOCK COMMENCING IN OCTOBER, 1997 AND AN ADDITIONAL 55,000 SHARES COMMENCING IN OCTOBER, 1998 AND OCTOBER, 1999.

                           (b) Percent of Class: 1.7% OF CLASS A/43.9% OF CLASS B (16.6% OWNERSHIP WITH WEIGHTED VOTING RIGHTS, CLASS B HAS FIVE VOTES FOR EACH SHARE AND CLASS A HAS ONE VOTE FOR EACH SHARE).

                           (c) Number of shares as to which such persons has:

                               (i)  sole power to vote or to direct the
                                    vote: 315,000 CLASS A/878,117 CLASS B
                                    (INCLUDES 39,515 SHARES OF CLASS B COMMON
                                    STOCK HELD IN A VOTING TRUST FOR MR.
                                    BEDARD'S MOTHER AND 165,000 SHARES OF CLASS
                                    A COMMON STOCK THAT MR. BEDARD HAS A RIGHT
                                    TO ACQUIRE PURSUANT TO THE EXERCISE OF STOCK
                                    OPTIONS, SUCH RIGHT VESTING ONE-THIRD
                                    ANNUALLY


                              (ii)  shared power to vote or to direct the
                                    vote:        0

                             (iii) sole power to dispose or to direct the disposition of:

                                    315,000 CLASS A/878,117 CLASS B (INCLUDES
                                    39,515 SHARES OF CLASS B COMMON STOCK HELD
                                    IN A VOTING TRUST FOR MR. BEDARD'S MOTHER
                                    AND 165,000 SHARES OF CLASS A COMMON STOCK
                                    THAT MR. BEDARD HAS A RIGHT TO ACQUIRE
                                    PURSUANT TO THE EXERCISE OF STOCK OPTIONS,
                                    SUCH RIGHT VESTING ONE-THIRD ANNUALLY
                                    COMMENCING IN OCTOBER, 1997).

                              (iv)  shared power to dispose or to direct the
                                    disposition of:    0


         Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                           --------------------------------------------

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

                           MR. BEDARD IS THE BENEFICIAL OWNER OF FIVE PERCENT OR LESS OF THE CLASS A COMMON STOCK.


                                Page 4 of 5 pages


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         Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.
                           ------------------------------------------------

                           NOT APPLICABLE

         Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                           ----------------------------------------------------

                           NOT APPLICABLE

         Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.
                           ---------------------------------------------------

                           NOT APPLICABLE

         Item 9            NOTICE OF DISSOLUTION OF GROUP.
                           ------------------------------

                           NOT APPLICABLE


         Item 10           CERTIFICATION.
                           --------------

                           NOT APPLICABLE


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FEBRUARY 9, 1998
                                            ---------------------------
                                            Date


                                            /S/ JOHN M. BEDARD
                                            ---------------------------
                                            Signature



                                            JOHN M. BEDARD
                                            ---------------------------
                                            Name/Title

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